BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is March 25, 2009.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	March 25, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. announces the re-start of its Jerritt Canyon Mine, Nevada.

5.	Full Description of Material Change

The Company announces that Queenstake Resources’, a wholly owned subsidiary of Yukon-Nevada Gold Corp., Jerritt Canyon Mine has completed a series of environmental-compliance requirements and that Nevada Division of Environmental Protection (NDEP) has made a determination authorizing the restart of the Mine's milling operations. Queenstake is a major producer of gold in northern Elko County.

“Queenstake Resources has met all requirements for start up, but there are requirements to continue operation and we’ll be working with them to meet those in the near future,” said NDEP Administrator Leo Drozdoff.

Queenstake’s personnel have worked with the NDEP continuously during the past six months to resolve air and water issues to a level that will allow Queenstake Resources to begin milling. The restart will allow Queenstake Resources to rehire workers, generate revenue and continue required environmental work at the site.

“Having the mill back within the environmental requirements and its subsequent re-opening demonstrates how well Queenstake, the NDEP and the Attorney General’s office can work together to insure that the environment is protected, a viable mill is permitted to operate, and getting motivated millers and miners back to work,” said Deputy Attorney General Robert Kilroy.

HISTORY

Jerritt Canyon Mine, located about 50 miles north of Elko, shut down in August 2008, leaving a few staff and contractors on site to manage the facility.

The NDEP worked closely with the United States Department of Agriculture Forest Service during the shutdown period to ensure the protection of human health and the environment.

Queenstake Resources holds environmental permits for air, water, waste and surface reclamation activities issued by the NDEP for the Jerritt Canyon Mine. The NDEP has been working closely with Queenstake in a cooperative effort to address compliance issues at the site with potential impacts to the environment.

Staff from Queenstake Resources and the NDEP worked together to resolve air emission controls related to the roasting operation. Staffs also worked diligently to ensure all water management systems were maintained and operated properly during the shut down.

PROGRESS

Queenstake Resources has conducted a top to bottom evaluation of the Mill operation with NDEP and made numerous changes to address or eliminate air emissions. As part of this effort and in conjunction with other interim operational changes, Queenstake has committed to implement state-of-the-art mercury-emission control technology by May 30, 2009.

NDEP staff will remain on-site to monitor progress and ensure compliance with all environmental requirements.

"We have been and will continue to work together with the NDEP to ensure that we meet or exceed their performance guidelines," said Queenstake Resources CEO Graham Dickson.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

3

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, British Columbia , this 25th day of March, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO